Filed by Harbor Florida Bancshares, Inc.
pursuant to Rule 425 and the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Harbor Florida Bancshares, Inc.
Commission File Number: 000-22817

ADDITIONAL INFORMATION

In connection with the proposed transaction, National City Corporation intends to file a registration statement on Form S-4 and Harbor Florida Bancshares intends to file a proxy statement/prospectus with the United States Securities and Exchange Commission (SEC). Stockholders and investors are encouraged to read the registration statement, together with the final proxy statement/prospectus, because they will contain important information about the proposed transaction.  Stockholders and investors will be able to obtain free copies of these documents (when available), as well as other filings containing information about National City Corporation and Harbor Florida Bancshares, without charge, at the SEC’s Web site, http://www.sec.gov, and the companies’ respective Web sites, www.nationalcity.com and www.harborfederal.com.  Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to National City Corporation at 1900 East Ninth Street, Locator 2229, Cleveland, OH 44114 Attention: Investor Relations, 1-800-622-4204, or to Harbor Florida Bancshares at 100 S. Second Street, Fort Pierce, FL 34950, Attention:  Investor Relations, 1-800-226-4375.

The respective directors and executive officers of National City and Harbor Florida Bancshares and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.  Information regarding National City’s directors and executive officers is available in its proxy statement filed with the SEC on March 8, 2006, and information regarding Harbor Florida Bancshares’ directors and executive officers is available in its proxy statement filed with the SEC on December 16, 2005.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

To:	Harbor Federal Employees
From:	D. B. Wienke, Corporate Marketing and Communications Director
Date:	August 16, 2006
Subject:	Talking Points about Fair Lending
CC:	Hal Roberts, Mike Brown, Sr.

National City has experienced such challenges during public comment periods for other acquisitions. In fact, these challenges are common, with this particular group having protested virtually every major bank  acquisition in recent history

1.     As we said at the time of the merger announcement, National City is the right partner for Harbor  Federal because of the company’s commitment to its customers and communities. That has not changed. National City has a long history of serving all segments of its markets.

2.     National City just like Harbor Federal has a strong record of fair lending – one that certainly refutes  any allegations to the contrary. That includes National City’s “outstanding” Community Reinvestment Act  rating from the Office of the Comptroller of the Currency (OCC), by which the company is regulated. This  rating represents an analysis of National City’s lending, service and investment in the communities where it  operates its branch offices.

3.     National City is regulated by the OCC in many areas including adherence to fair lending standards.  National City strictly maintains internal responsible lending guidelines that protect our borrowers from the  kinds of allegations that are being made.

4.     Harbor Federal is proud of National City’s commitment to working with local community leaders,  non-profit organizations and government officials to make a lasting difference, and we are excited about the $2 million charitable foundation being established to support the communities we serve.

5.     Please reassure our customers that National City will defend its excellent record when the allegations  are formally released.  At Harbor Federal, we’re operating on “business as usual” principles, placing our  customers first.  “By taking a personal interest in our customers, we make a positive difference in their  lives.” - our service philosophy.